Exhibit 21
EXHIBIT 21
[Item 15(c)]
Subsidiaries of the Registrant
As of December 31, 2018
100% Voting Securities Owned by Registrant

1)	Univest Bank and Trust Co. - chartered in the Commonwealth of Pennsylvania - and its wholly-owned subsidiary as follows:

a.	Delview, Inc. - chartered in the State of Delaware and its wholly-owned subsidiaries:

i.	Univest Investments, Inc. - chartered in the Commonwealth of Pennsylvania

ii.	Univest Insurance, Inc. - chartered in the Commonwealth of Pennsylvania

iii.	Allied Benefits Group, LLC - chartered in the Commonwealth of Pennsylvania

iv.	Girard Partners Ltd. (Girard Partners) - chartered in the Commonwealth of Pennsylvania

b. TCG Investment Advisory, Inc. - chartered in the Commonwealth of Pennsylvania

c. Univest Capital, Inc. - chartered in the Commonwealth of Pennsylvania

d. 104 S. Oakland Ave., LLC - chartered in the State of New Jersey

e. Davisville Associates, LLC - chartered in the Commonwealth of Pennsylvania